Exhibit 14.1

Code of Ethics

Vinci Group

January 2021

VINCI partners

Exhibit 14.1 Code of Ethics Vinci Group January 2021

1.	Applicability

1.1. For the purposes of this Code of Ethics (“Code”), “Vinci” includes Vinci Partners Investimentos Ltda., Vinci Partners Investments Ltd., Vinci Gestora de Recursos Ltda., Vinci Capital Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Gestão de Patrimônio Ltda., Vinci Real Estate Gestora de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda., Vinci GGN Gestão de Recursos Ltda., and Vinci Assessoria Financeira Ltda..

1.2. This Code applies to all partners, holders of administration or management officers and employees, regardless of the employment or corporate relations they have with Vinci (“Workers”).

1.3. All Workers must perfectly understand the laws and rules applicable to Vinci, as well as the full contents of this Code. In case of doubt or need for advice, Workers must seek assistance from the Compliance Department.

1.4. All requests for authorization, direction or clarification from the Compliance Department must be sent to the email “compliance@vincipartners.com” at least two (2) business days in advance of the deadline for the Worker to need such authorization, direction or clarification.

1.5. By receiving this Code, the Worker will execute the “Commitment Liability” (Exhibit I), undertaking to care for the application and observance thereof.

1.6. This Code is part of the rules governing the labor relationship of Workers with Vinci. Failure to comply with this Code shall be regarded as a contractual breach, making the defaulting party subject to the applicable penalties. Vinci takes no responsibility for Workers violating the law or committing breaches while performing their functions. In case Vinci is held accountable or sustains losses of any nature for acts of their Workers, it may exercise its right to require compensation against those responsible, therefore.

2.	Duties

2.1. The duties of the Workers are:

(a)	observe high standards of honesty, integrity, justice and professional conduct;

(b)	observe the principles of good standing and good faith, using all care and diligence that they would use in their own business;

(c)	use continued efforts to maintain and improve their professional skills;

(d)	know and comply with all laws, rules and regulations issued by governmental self-regulated authorities, entities or agencies regulating and governing their professional activities;

(e)	not to violate or allow the direct or indirect violation of such laws, rules and regulations;

(f)	use care and exercise objective and professional and independent discretion;

(g)	clearly inform the format and general principles of investments processes whereby bonds and securities are selected, and portfolios are formed;

(h)	preserve the confidentiality of the information provided by the clients on a professional basis; and

(i)	prevent practices that may affect the fiduciary relationship currently existing with their clients.

3.	Compliance Department

3.1. The Compliance Department is in charge of ensuring compliance with the procedures of Vinci and its Workers with all legal and regulatory requirements and directives. The Compliance Department is also in charge of regulating and supervising with independence and efficiency compliance with the regulations set forth in this Code of Ethics.

4.	General Principles

4.1. Vinci believes that the exercise of its activities and expansion of its business should be based on ethical principles shared by all its Workers. In search for growth and satisfaction of clients, Vinci will attempt to act with transparency and to comply with the laws, rules and respect any financial and capital markets players.

4.2. The search for development and growth of Vinci and defense of the interests of its clients will be based on the contents of this Code.

4.3. Vinci admits no statement of prejudice, which includes origin, race, religion, social class, gender, and disability.

5.	Ethics

Gifts and Entertainment

5.1. As a general rule, no Worker shall accept or give any bonuses, gifts or benefits from third parties that may constitute a conflict of interests with Vinci, especially in cases of clients, suppliers or competitors, except with the express authorization of the Compliance Department.

5.2. Not to be included by restriction in item 5.1 are gifts (i) without economic value and (ii) distributed as a courtesy, advertisement, or celebration in the special events or dates, provided they do not accumulatively exceed the amount of US $ 100.00 (one hundred dollars) within one year in relation to the same third party.

5.2.1.	The amount provided for item 5.2 above will be R$ 100,00 (one hundred reais) in the case of gifts received or delivered to federal, state or municipal civil agents.

5.3. The rules set forth in the U.S. Regulatory Compliance Manual are applicable to Workers from Vinci Partners USA LLC.

Relationship with Clients

5.4. Workers of Vinci will perform their activities with good faith, transparency, diligence and loyalty regarding their clients.

5.5. Workers of Vinci will perform their duties in order to attain the investment purposes of its clientsand avoid practices that would otherwise adversely affect the fiduciary relationship existing with its clients.

5.6. Observing the rights of clients shall be translated into concrete actions to achieve permanent satisfaction of its expectations regarding the services provided by Vinci. Client satisfaction is critical for Vinci and also has direct impact in its image. Thus, Workers shall attempt to meet, first of all, the interests of Vinci’s clients.

5.7. Relationships with clients shall be based on courtesy and efficient service, rigid risk control and provision of clear and objective information, as well as quick answers, even though they may be negative.

5.8. The information provided to clients shall be based on the law, directives and the ethical provisions contained in this Code.

5.9. Workers shall attempt to align the interests of clients with those of Vinci. No client shall have preferred treatment.

5.10. Information relating to Vinci’s clients are the sole ownership thereof and will be protected by confidentiality obligations, as set forth in the Commitment Liability and Non-Disclosure Agreement executed by Workers.

Relationship with Competitors

5.11. The principle of loyalty also applies to the relationship of the Workers with Vinci’s competitors that shall be based on compliance with the rules and criteria in force in the market.

5.12. Comments or rumors that may adversely affect the business or image of competitors will not be disclosed, and we will require mutual treatment.

5.13. Information that is relevant or concerns Vinci and its competitors may not be disclosed, except in exceptional cases with authorization of the Compliance Department.

Relationship with Suppliers

5.14. Vinci will honor any commitments undertaken with its suppliers.

5.15. The choice of suppliers shall be informed by technical, professional and ethical criteria, at the discretion of Vinci. Principles and practices established in Vinci Know Your Client, Anti-Money Laundering and Combating Financing of Terrorism Policy must be observed. Workers in charge of the election process shall have an updated record of suppliers, and those regarding which there may exist any doubts on their conduct or ethical behavior will be eliminated.

Relationships in the Workplace

5.16. Workers will create a harmonious and respectful workplace that stimulates teamwork and a constant search for better results.

5.17. Vinci’s managers will be examples of good conduct for Workers.

5.18. Workers will have equal professional development opportunities, and the merits, skills, characteristics and contribution of each one of them will be acknowledged.

Relationship with the Media

5.19. Vinci will accept requests, whenever possible, as long as there are no legal or strategic hindrances, from media outlets that may request them.

5.20. Vinci’s spokespersons will be designated by the Management. The other Workers may only give information to journalists in general with authorization from the Compliance Department.

Ethical Standard of Conduct

5.21. When dealing with suppliers, clients and third parties in general, Workers must avoid situations that may cause conflicts between its personal interests and those of Vinci. Preventing conflict situations, even hypothetical or potential ones, is a duty of Workers.

5.22. Workers must always act to defend the interests of Vinci, and keep in secret any relevant businesses, transactions and information. The attitudes and behaviors of Workers must reflect their personal and professional integrity, and never jeopardize the financial and equity security or image of Vinci.

5.23. The following are expected conducts aligned with the values of Vinci:

(a)	acknowledge any mistakes and timely report them to their immediate superior;

(b)	question any directions that may be contrary to the principles and values set forth in this Code;

(c)	present suggestions for the purpose of improving the quality of the work and results of Vinci; and

(d)	inform the Compliance Department of any unethical or illegal attitudes that it may become aware of, as well as situations that may be characterized as conflicts of interest.

Contributions to Political Parties and Candidates

5.24. Partners, Executive Officers, and Vinci Group companies are not allowed to contribute to political parties or candidates at any time.

5.25. Workers are allowed to contribute to political parties or candidates upon express authorization from the Compliance Department.

5.25.1.	The request for authorization must include at a minimum, the following information (i) Political Party; (ii) candidate and (iii) value of contribution.

5.25.2.	At its sole discretion and always acting in the best interests of Vinci Group, the Compliance Department has the right to deny the request mentioned in item 5.25.1.

6.	Conflicts of Interest

Conflicts of personal interest

6.1. Workers shall observe the rules and procedures established in item 5 Ethics above, notifying the Compliance Department immediately should they have any doubts about how to proceed in a situation of potential conflict of interest.

Conflicts of interest related to investment funds managed by Vinci

6.2. Regarding the mitigation of potential conflicts of interest related to investment funds managed by Vinci, the criteria and procedures established in the Vinci Compliance Manual must be observed.

7.	Sanctions

7.1. Sanctions arising from noncompliance with the principles set forth in this Code will be defined by the Compliance Department. Among others, warning, suspension or termination penalties may be imposed for cause, without prejudice to the right of Vinci claiming indemnification for any losses borne thereby.

7.2. Compliance Department may, in exceptional cases, at its sole discretion and in duly substantiated decisions, grant exceptions to rules defined in this Code.

8.	Public Disclosures

8.1. Vinci has a responsibility to provide full and accurate information in its public disclosures, in all material respects, about Vinci’s financial condition and results of operations. The reports and documents filed with or submitted to the Securities and Exchange Commission and the other public communications shall include full, fair, accurate, timely and understandable disclosure.

9.	Updates

This code of ethics will be reviewed annually or within shorter periods of time, if necessary, considering the principles and directives set forth herein, as well as the applicable law.

ANNEX I

COMMITMENT AGREEMENT

By this policy I,                             , registered with the Ministry of Finance under CPF No.             , declare for due purposes that:

1.

I have received by electronic means an updated version of the Vinci Group’s Code of Ethics (“Code”), dated as of January 2021, whose rules and policies have been previously explained to me and regarding which I had the opportunity to clear out my doubts. I read and understood the rules established in the Code and I hereby commit to follow such rules when performing my activities.

2.

I also undertake to inform immediately, in accordance with the procedures described in the Code, any fact that I may become aware of that may create a risk to the image of Vinci or whose communication is determined by the Code.

3.	I am aware that any failure to comply with the Manual may constitute gross violation and be subject to the applicable penalties, including my termination or dismissal for cause.

[City], [●] [●], [●].

[WORKER]

[●] [THE VINCI GROUP LEGAL ENTITY TO WHICH

WORKER IS RELATED]

VINCI partners

Rio de Janeiro
55 21 2159 6000
Av. Bartolomeu Mitre, 336
Leblon - 22431-002

São Paulo
55 11 3572 3700
Av. Brigadeiro Faria Lima, 2.277
14º andar - Jd. Paulistano - 01452-000

Recife
55 81 3204 6811
Av. República do Líbano, 251 - Sala 301
Torre A - Pina - 51110-160

Nova York
1 646 559 8000
535 Madison Avenue - 37th Floor
10022 New York - NY

Rio de Janeiro 552121596000 Av. Bartolomeu Mitr, 336 Leblon-22431-002 Sao Paulo 551135723700 Av. Brigadeiro Faria Lima, 2277 14 andar-Jd. Paulistano-01452-000 Recife 558132046811 Av. Republica do libano, 251-sala301 Torre A-Pina-51110-160 Nova York 16465598000 535 Madison Avenue-37th Floor 10022 New York-NY